Exhibit 99.2

PV Nano Cell Ltd.

Operating and Financial Review as of June 30, 2019, and for the six months then ended

The information contained in this section should be read in conjunction with (1) our unaudited interim condensed consolidated financial statements as of June 30, 2019, and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements as of December 31, 2018, and for the year then ended and related notes, which embedded within our 2018 Form 20-F filed with the Securities and Exchange Commission on May 15, 2019, or the annual report, and the other information contained in such annual report. Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report under the heading “Risk Factors”.

Overview

P.V. Nano Cell Ltd. or P.V. Nano Cell was incorporated in Israel on June 24, 2009 as a private limited liability company, organized under the laws of State of Israel. In September 2015, we successfully filed our Registration Statement on Form F-1 in the United States. We have two (2) wholly owned subsidiaries, Nano Size Ltd., or Nano Size, a private company organized under the laws of the state of Israel which we acquired on December 31, 2009, and Digiflex Ltd. or Digiflex, a private company organized under the laws of the state of Israel, which we acquired on December 3, 2017. Additionally, we indirectly own, through Digiflex, two (2) subsidiaries of Digiflex, one in the USA (Digiflex Inc.) and one in Hong Kong, Digiflex HK Limited, which was legally dissolved in August 2019. P.V. Nano Cell, Nano Size and Digiflex are hereinafter referred to as the Group.

We are a conductive ink manufacturing company focused on developing, manufacturing, marketing and commercializing conductive inks for digital conductive printing applications (mainly inkjet and aerosol printing technologies). We have developed the Sicrys™ family of single crystal nano-metric conductive inks, which we believe enables a significantly less costly and less wasteful alternative to current screen printing and, in some cases, photolithography etching processes for printed electronics (PE) and photovoltaic (PV) applications. Our main strategy includes providing a “Complete Solution” or “End-to-End Solution” approach to our costumer, meaning we provide the printing equipment, process and inks as a package. In some cases we subsidize the printer, thus implementing a razor/razor blade model). We also adapt our basic inks to specific customer requirements. We began low volume sales of our Sicrys™ silver-based inks mainly for R&D and prototyping in 2010. In 2018 we started sales of inks for commercial applications mainly in the fields of wide glass (including windshields in automotive) and one layer electronics. We are continuing the process of seeking to expand our sales efforts to include sales of Sicrys™ inks for a wider range of PE applications, including automotive applications, circuit boards, mobile phone antennas, 3D printed electronic devices, radio-frequency identification chips, sensors and touchscreens, among other digitally printed electronics, through our own efforts and the engagement of distributors all over the world. We have also developed what we believe is the first available commercially viable copper-based nano-metric ink for mass-production of printed electronics. We believe that copper inks will represent a significant improvement over silver-based inks given copper’s significantly lower cost and nearly identical electrical and conductive properties. We began low volume sales of our copper-based ink for printed electronics applications in the second half of 2014.

Results of Operations

The following table sets forth a summary of our operating results:

	Six months ended
	June 30,
	2019	2018
	Unaudited
	U.S. dollars

Revenues	$235,149	$157,357

Cost of revenues	111,947	252,607
Amortization of intangible assets	214,216	237,214
Gross loss	91,014	332,464

Research and development	445,362	540,652
Less - research and development grants	(114,615)	(106,442)
Research and development, net	330,747	434,210
Sales and marketing	395,228	284,377
General and administrative	575,073	618,787
Total operating expenses	1,301,048	1,337,374

Operating loss	1,392,062	1,669,838
Financial expenses (income), net	836,238	(668,157)

Net loss	$2,228,300	$1,001,681

Net loss per ordinary share:	$0.09	$0.04

Six months ended June 30, 2019, compared to six months ended June 30, 2018

Total Revenues

With respect to the six months ended June 30, 2019 and June 30, 2018, total revenues amounted to $235,149 and $157,357, respectively, an increase of $77,792 or 49%. During 2018 we started sales for commercial applications of our silver inks, the increase period over period represent the reflection of that direction.

Cost of Revenues

With respect to the six months ended June 30, 2019 and June 30, 2018, total cost of revenues amounted to $111,947 and $252,607, respectively, a decrease of $140,660 or 56%. The decrease relates to the fact that the Group succeeded to generate additional revenue by utilizing lower workforce.

Amortization of intangible assets

With respect to the six months ended June 30, 2019 and June 30, 2018, total amortization of intangible assets amounted to $214,216 and $237,214, respectively, a decrease of $22,998 or 10%. The company recorded Technology and Backlog as an Intangible assets as part of the Digiflex purchase as of December 3, 2017 and commenced amortizing both on that date over ten (10) years and one (1) year, respectively, the slight decrease relates to the fact that the Backlog amortization ended at December 2, 2018.

Gross loss

With respect to the six months ended June 30, 2019 and June 30, 2018, total gross loss amounted to $91,014 and $332,464, respectively, a decrease of $241,450 or 73%. The decrease relates to an increase of $77,792 in revenues as well as a decrease of $140,660 and $22,998 in cost of revenues and amortization of intangible assets, respectively.

Research and Development Expenses, Net

With respect to the six months ended June 30, 2019 and June 30, 2018, net research and development expenses, were $330,747 and $434,210, respectively, a decrease of $103,463 or 24%, net of $114,615 and $106,442 of grants received in the six months ended June 30, 2019 and June 30, 2018, respectively. The decrease in research and development relates primarily to lower workforce period over period.

Sales and Marketing Expenses

With respect to the six months ended June 30, 2019 and June 30, 2018, sales and marketing expenses amounted to $395,228 and $284,377, respectively, an increase of $110,851 or 39%. The increase in sales and marketing expenses relates primarily to additional workforce period over period.

General and Administrative Expenses

With respect to the six months ended June 30, 2019 and June 30, 2018, general and administrative expenses amounted to $575,073 and $618,787, respectively, a decrease of $43,714 or 7%. The decrease in general and administrative expenses relates primarily to lower service providers expenses rendered period over period.

Operating Expenses

With respect to the six months ended June 30, 2019 and June 30, 2018, operating expenses amounted to $1,301,048 and $1,337,374 respectively, a decrease of $36,326 or 3%. The decrease relates to a decrease of $103,463 in research and development, net and $43,714 in general and administrative expenses, partially offset by an increase of $110,851 in sales and marketing expenses.

Operating Loss

With respect to the six months ended June 30, 2019 and June 30, 2018, operating loss amounted to $1,392,062 and $1,669,838, respectively, a decrease of $277,776 or 17%. The decrease in operating loss related to a decrease of $241,450 in gross loss and $36,326 in operating expenses.

Financial expenses (income), net

With respect to the six months ended June 30, 2019 and June 30, 2018, financial expenses (income), net, amounted to $836,238 and $(668,157), respectively, a decrease of $1,504,395. The decrease in financial expenses (income), net relates primarily to a change in fair value of warrants and capital note presented at fair value of $1,840,772, partially offset by a decrease of $399,464 in interest and accretion back in connection with convertible loans.

Net Loss

With respect to the six months ended June 30, 2019 and June 30, 2018, net loss amounted to $2,228,300 and $1,001,681, respectively, a decrease of $1,226,619 or 123%. The decrease in net loss relates to a decrease of $1,504,395 in financial expenses (income), net, partially offset by a decrease of 277,776 in operating loss.

Liquidity and Capital Resources:

Since its inception, the Group has incurred operating losses and has used cash in its operations. During the six months ended June 30, 2019, the Group used cash in operating activities of approximately $1.4 million, incurred a net loss of approximately $2.2 million and had a total accumulated deficit of approximately $19.3 million as of June 30, 2019. The Group requires additional financing in order to continue to fund its current operations and to pay existing and future liabilities.

The Group intends to finance operating costs over the next twelve (12) months through issuance of equity securities or debts and by increasing its inflow from revenue. The Group is currently negotiating with third parties in an attempt to obtain additional sources of funds which, in management’s opinion, would provide adequate cash flows to finance the Group’s operations. The satisfactory completion of these negotiations is essential to provide sufficient cash flow to meet current operating requirements. However, the Group cannot give any assurance that it will be able to achieve a level of profitability from the sale of its products to sustain its operations in the future. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

Cash flows:

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2019 was $1,362,578, an increase of $9,456, compared to net cash used in operating activities of $1,353,122 for the six months ended June 30, 2018.

Net cash used in operating activities for the six months ended June 30, 2019, consisted primarily of $2,228,300 in net loss and a change in accrued expenses and other current liabilities of $237,963, partially offset by an interest and accretion back in connection with convertible loans, change in fair value of warrants and capital note and amortization of $426,988, $321,403 and $214,216, respectively. Non-cash expenses for the six months ended June 30, 2019 consisted primarily of amortization and depreciation of $214,216 and $36,171, respectively.

Net cash used in operating activities for the six months ended June 30, 2018, consisted primarily of $1,001,681 in net loss and a change in fair value of warrants and capital note of $1,519,369, partially offset by an interest and accretion back in connection with convertible loans and amortization of $826,452 and $237,214, respectively. Non-cash expenses for the six months ended June 30, 2018 consisted primarily of amortization and depreciation of $237,214 and $54,226, respectively.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2019 was $10,941, an increase of $4,456, compared to net cash used in investing activities of $6,485 for the six months ended June 30, 2018.

Net cash used in investing activities for the six months ended June 30, 2019 and 2018, consisted of purchase of property and equipment.

We have no material commitments for capital expenditures as of June 30, 2019.

Financing Activities

Net cash provided by financing activities for the six months ended June 2019 was $1,267,772, an increase of $256,273, compared to $1,011,499 for the six months ended June 30, 2018.

Net cash provided by financing activities for the six months ended June 2019, consisted of primarily proceeds from convertible loans of $1,200,000.

Net cash provided by financing activities for the six months ended June 2018, consisted of primarily proceeds from convertible loans and proceeds from issuance of ordinary shares of $320,000 and $567,615, respectively.

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